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             U.S. SECURITIES AND EXCHANGE COMMISSION        SEC FILE NUMBER
                     Washington, D.C. 20549                    333-61441
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                          FORM 12b-25                         CUSIP NUMBER
                  NOTIFICATION OF LATE FILING                  879 42R AC2
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[X] Form 10-K    [ ] Form 20-F    [ ] Form 11-K   [ ]Form 10-Q    [ ] Form N-SAR

                     for the period ended: December 31, 1998


PART I: REGISTRANT INFORMATION
Registrants:            TeleHub Communications Corporation ("TCC" or "TeleHub")
                        TeleHub Network Services Corporation ("TNS")
                        TeleHub Technologies Corporation ("TTC")
                        TeleHub Leasing Corporation ("TLC")

Executive Office:       1375 Tri-State Parkway, Suite 250
                        Gurnee, Illinois   60031
                        1 (800) TELEHUB

PART II: RULES 12b-25(b) & (c)
The Report indicated above could not be filed without unreasonable effort or expense and the Registrants therefore seek relief pursuant to Rule 12b-25(b).

    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The Annual Report on Form 10-K, will be filed on or before the fifteenth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) are attached.

PART III: NARRATIVE
The Company is negotiating a potential business transaction that would materially affect the Company's business plan, its capital resources and its financial condition, which in turn would require extensive revisions to the Annual Report, especially the notes to the financial statements and the accompanying Auditors' Report. However, disclosure of the proposed transaction would be premature given the current stage of negotiations and could adversely impact the Registrants' bargaining position. The Registrants believe that the negotiations will conclude during the next week, which would then permit the Registrants to file their Annual Report before the time period specified in Part II(b). In these circumstances, Registrants cannot prepare and file this Annual Report on Form 10--K without unreasonable effort and expense.

PART IV: OTHER INFORMATION
(1)  Contact Person: Mr. John R. Lawson, Chief Financial Officer (847) 599-3801

(2) Were all periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months filed:

                                   Yes X    No
                                      ---     ---

(3) Does Registrant anticipate any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the report or portion thereof ?

                                   Yes X    No
                                      ---     ---

     The following table shows the Registrants' estimated consolidated Statement of Operations and Balance Sheet data for the fiscal years ending December 31, 1996, 1997 and 1998. This data has not been audited by the Registrants' independent accountants.

                                                Inception to      Year Ended     Year Ended
                                                December 31,     December 31    December 31
                                                    1996            1997            1998
                                                ------------    ------------    ------------
                                                  unaudited       unaudited       unaudited


Revenue                                                  --      $  2,901,280    $  8,407,087
Operating expenses other than depreciation
     And amortization                               3,667,319      19,483,912      61,030,188
Depreciation and amortization                         784,548       4,574,368          68,556
                                                 ------------    ------------    ------------
               Total operating expenses             3,735,875      20,268,460      65,604,556
               Operating loss                      (3,735,875)    (17,367,180)    (57,197,469)
Amortization of debt discount                         (85,375)       (546,875)     (2,794,161)
Interest expense, net                                 (66,973)       (213,658)     (5,947,669)
Other income (expense)                               (599,950)         34,889          (6,086)
                                                 ------------    ------------    ------------
Net loss                                         $ (4,488,173)   $(18,092,824)   $(65,945,385)
                                                 ============    ============    ============
Basic and diluted loss per share                 $       (.52)   $      (1.70)   $      (5.21)
Weighted average shares outstanding used in
   Per share calculations -- basic and diluted      8,614,815      10,624,251      12,664,260

Balance Sheet Data:
Working Capital                                  $ (1,370,554)   $  6,445,243    $ 30,019,168
Total assets                                        4,029,254      34,258,400      70,409,776
Total debt, including current portions                160,107      12,599,299      78,834,726
Stockholders' equity (deficit)                     (2,975,254)     17,393,445     (21,676,216)




The attached Appendix contains Management's analysis of operating results in the year ended December 31, 1998, compared to the year ended December 31, 1997.


TeleHub Communications Corporation, TeleHub Network Services Corporation, TeleHub Technologies Corporation, and TeleHub Leasing Corporation (collectively, "Registrants") have caused this notification to be signed on its behalf by the undersigned duly authorized.

Date: March 30, 1999              By: /s/John R. Lawson
                                      ------------------------------------------
                                      John R. Lawson,
                                      Chief Financial Officer of each Registrant

                TELEHUB COMMUNICATIONS CORPORATION & SUBSIDIARIES
                         (COMMISSION FILE NO. 333-61441)

                 NOTIFICATION OF LATE FILING ON SEC FORM 12b-25

                                    APPENDIX

MANAGEMENT'S ANALYSIS OF OPERATING RESULTS IN THE YEAR ENDED DECEMBER 31, 1998,
                 COMPARED TO THE YEAR ENDED DECEMBER 31, 1997.

         The results discussed herein are not necessarily indicative of the results to be expected in any future periods.

Revenue. Revenue increased $5.5 million to $8.4 million from $2.9 million for years ended December 31, 1998 and 1997, respectively. TTC licensed VASP(TM) to Newbridge Networks Corporation for $5.0 million, $3.0 million of which was recorded the year December 31, 1998, and TNS generated $5.4 million of revenue from network operations during the year ended December 31, 1998.

Operating expenses. Operating expenses increased $45.3 million to $65.6 million from $20.3 for the years ended December 31, 1998 and 1997, respectively. Monthly recurring network circuit costs, personnel costs, network equipment lease payments, depreciation expense, and facility costs increased by $15 million, $13 million, $8.2 million, $3.8 million, and $1 million, respectively. Significant operating cost increases were necessary to expand the network to efficiently handle anticipated subscriber traffic, and to manage the financial and administrative aspects of the business. Increased personnel costs reflect an increase in employees from 88 as of December 31, 1997 to 252 as of December 31, 1998. All operating expenses are primarily variable and are expected to increase in future periods as revenue increases. Research and development expenses increased by $4 million to $8.2 million from $4.2 million for the year ended December 31, 1998 and 1997, respectively. Research and development costs will increase in future periods to continue the development of the Company's product and service offerings.

Amortization of debt discount. Amortization of debt discount for the year ended December 31, 1998 amounted to $2.8 million. Warrants issued in connection with the Comdisco Bridge Loan accounted for $1.5 million. The remaining $1.3 million related to the amortization of warrants associated with the debt offering. For the year ended December 31, 1997, amortization of debt discount was $547,000, which related to premiums paid to Hartford Holdings Ltd. ("HHL") in connection with the settlement of all outstanding bridge loans and notes issued to the Company.

Interest income (expense), net. Net interest expense for the year ended December 31, 1998 was $6.0 million as compared to $0.2 million for the year ended December 31, 1997. Gross interest expense increased approximately $6.8 million as a result of the Initial Note Offering and Comdisco Bridge Loan agreement. The total interest and debt discount amortization expense relating to the Comdisco Bridge Loan, which originated in early May 1998 and was repaid in late July 1998, amounted to approximately $2.6 million. Interest income increased $1.1 million as a result of increased cash and equivalent balances available for short term investments.

Net loss. The Company reported a net loss of $65.9 million and $18.1 million for the year ended December 31, 1998 and December 31, 1997, respectively. The Company has not recorded any benefit for income taxes due to the uncertainty surrounding the realization of the favorable tax attributes in future tax returns. Accordingly, the Company has recorded a valuation allowance against its total net deferred tax assets.